November 27, 2024

Aamira Chaudhry

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calor Del Sol Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed October 11, 2024 File No. 333-280138

Dear Miss Chaudhry;

In response to your letter dated October 29, 2024 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Calor Del Sol Inc. (the “Company”). Amendment No. 2 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 29, 2024 letter in italicized text immediately before our response.

Amendment No. 2 to Registration Statement on Form S-1 filed October 11, 2024 Cover Page

1. We note your response to prior comment 2 and added disclosure regarding Mr. Hernandez's shareholdings and ability to control the outcome of matters requiring shareholder approval. Please relocate this disclosure so that it is provided on the cover page of the prospectus (i.e., on page ii of the filing), rather than on the cover page of the registration statement.

Response:

We have revised our disclosure on the cover page of the registration statement and relocated this item to the cover page of the prospectus.

Prospectus Summary

The Company, page 6

2. We note that in response to prior comment 10, you have revised at page 20 to state that, "The $90,000 investment offering proceeds of Phase 1 should satisfy the Company’s cash requirements until June 2025," which appears inconsistent with the disclosure here that your "anticipated expenditures over the next twelve months is estimated to be $90,000." Please revise for clarity and consistency as to your cash burn rate and how long the maximum proceeds from this offering are expected to meet your cash requirements.

Response:

We have revised our disclosure to clarify and have consistency throughout with regards of how long the maximum proceeds from the offering are expected to meet our cash requirements.

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Management Discussion and Analysis of Financial Condition and Results of Operations, page 9

3. We have reviewed your response to prior comment 14 noting it does not appear to address our comment. Please revise your disclosure to provide a more robust analysis of your results of operations for all the periods covered by the financial statements included in the filing. Please refer to the guidance in Item 303 of Regulation S-K.

Response:

We have revised our disclosure on page 9 to provide a more detailed analysis of our results of operations for all periods covered by the financial statements in the filing. We moved this section to page 7 for more clarity.

Risk Factors

Risks Associated to Our Business

Our company is shell status which may have consequences..., page 9

4. Please refer to the disclosure in this risk factor beginning, "On January 24, 2024, the Securities and Exchange Commission...adopted new rules to enhance investor protection related to shell companies..." Because such rules relate specifically to business combinations involving special purpose acquisition companies, they do not appear relevant in the context of a best efforts primary offering. Revise this risk factor to remove discussion of these rules and to discuss instead consequences of shell company status that are applicable to you and this offering. For example, please address the impact that shell company status has on the ability of your securityholders to resell securities in reliance on Rule 144 under the Securities Act.

Response:

We have revised our disclosure on page 9 to remove irrelevant information and we added details on risk factors applicable to us and our offering. We included information on what shell company status has on the ability of shareholders to resell their securities.

Dilution, page 15

5. Please revise your calculations to be based on the latest balance sheet provided in the filing.

Response:

We have revised our disclosure on the Dilution Table based on the latest balance sheet that was provided in the filing.

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6. We have reviewed your response to prior comment 7 noting you believe that your tangible book value was ($11,126). Please note that this amount appears to be inconsistent with your total tangible assets of $579 less total liabilities of $20,711 at April 30, 2024. Please tell us how you have determined your tangible book value and cite the specific authoritative literature you utilized to support your calculation.

Response:

We reviewed the tangible book value and agree that we made an error and have revised our calculations based on the correct numbers and they are reflected in the revised Dilution Table.

Exhibits

Exhibit 10.1 - Verbal Loan Agreement, page 36

7. We note your response to prior comment 9 and revised disclosure throughout indicating that Mr. Hernandez has agreed to advance "the required amount to operate our business as per our proposed Phase 1 of our Plan of Operations, which requires minimum funding of $90,000," and that such amounts will be "unsecured and non-interest bearing with no set terms for repayment." Please revise the written description of your oral contract with Mr. Hernandez on file as Exhibit 10.1 so that it is consistent with the more specific terms provided in the prospectus disclosure, such as the $90,000 limit and that the loan will be unsecured and non-interest bearing.

Response:

We have revised the description of our oral contract in Exhibit 10.1 to make it consistent with the terms outlined in the prospectus disclosure.

Thank you for your assistance.

Very truly yours,

Calor Del Sol Inc.

/s/ Alejandro Hernandez
Alejandro Hernandez
President/Chief Executive Officer

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